Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for April 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for April 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In April 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.45% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 7.25%, passenger capacity on regional routes decreased by 15.01% and passenger capacity for international routes increased by 9.32%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 8.74%. Of which, passenger traffic for domestic routes increased by 9.44%, passenger traffic on regional routes decreased by 17.16% and passenger traffic on international routes increased by 8.51%, respectively as compared to the same period last year. The passenger load factor was 82.68%, representing an increase of 0.98 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic route increased 1.66 percentage points, passenger load factor for regional and international routes decreased 1.96 percentage points and 0.62 percentage point as compared to the same period last year, respectively. The Group has launched Yinchuan - Zhengzhou - Phuket route (three flights per week) and Guangzhou- Vancouver - Mexico City route (three flights per week) since 10 April 2017, Sanya - Tianjin route (three flights per week) since 11 April 2017, and Fuzhou - Cebu City route (two flights per week) since 18 April 2017.

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In terms of cargo operations, in April 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 9.69% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 16.79% as compared to the same period last year. The cargo load factor was 54.30%, representing an increase of 3.30 percentage points as compared to the same period last year.

In April 2017, the Group had introduced three B737-800 aircraft and one B787-9 aircraft, and had disposed one B737-300 aircraft. As of the end of April 2017, the Group operated a fleet of 710 aircraft with 255 aircraft self-owned, 203 aircraft under finance lease and 252 under operating lease.

KEY OPERATION DATA OF APRIL 2017

	April 2017			Cumulative 2017
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12,829.91	-0.79	9.44	51,621.59	11.70
Regional	227.20	3.78	-17.16	918.63	-21.23
International	5,158.43	-1.38	8.51	21,518.95	13.47
Total	18,215.54	-0.90	8.74	74,059.16	11.63
RTK (in million)
Domestic	1,280.19	-1.07	8.04	5,086.92	10.32
Regional	22.24	3.11	-14.23	87.87	-18.91
International	920.50	-1.79	15.36	3,494.38	16.46
Total	2,222.93	-1.33	10.66	8,669.17	12.30
RTK - Cargo and Mail (in million)
Domestic	140.50	-0.94	-0.65	546.29	1.39
Regional	2.11	-0.49	31.81	7.45	16.50
International	465.02	-1.93	23.27	1,608.50	20.42
Total	607.63	-1.70	16.79	2,162.24	14.95
Passengers carried (in thousand)
Domestic	8,742.23	0.07	8.37	34,641.22	11.12
Regional	184.72	4.67	-9.82	742.95	-14.92
International	1,181.79	-1.42	1.11	5,009.72	7.25
Total	10,108.74	-0.03	7.07	40,393.89	10.01
Cargo and mail carried (in thousand tonnes)
Domestic	86.91	-1.52	-0.01	338.91	1.65
Regional	1.91	1.05	30.44	6.65	14.32
International	52.59	-2.31	21.92	181.99	18.40
Total	141.41	-1.78	7.52	527.55	7.02

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	April 2017			Cumulative 2017
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15,467.65	-1.41	7.25	62,377.46	7.65
Regional	301.10	-1.37	-15.01	1,245.97	-20.58
International	6,262.25	-4.13	9.32	26,026.84	11.95
Total	22,031.00	-2.20	7.45	89,650.27	8.32
ATK (in million)
Domestic	1,783.41	-1.15	6.44	7,203.90	6.28
Regional	35.17	-1.54	-14.99	146.48	-22.00
International	1,283.29	-1.84	11.72	5,021.75	12.38
Total	3,101.87	-1.44	8.24	12,372.14	8.20
ATK - Cargo and Mail (in million)
Domestic	391.32	-0.22	3.64	1,589.93	1.68
Regional	8.07	-2.09	-14.91	34.35	-26.29
International	719.69	0.03	13.66	2,679.34	12.76
Total	1,119.08	-0.07	9.69	4,303.61	7.96

	April 2017			Cumulative 2017
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	82.95	0.52	1.66	82.76	3.00
Regional	75.46	3.75	-1.96	73.73	-0.61
International	82.37	2.30	-0.62	82.68	1.11
Total	82.68	1.08	0.98	82.61	2.45
Cargo and Mail Load Factor
Domestic	35.90	-0.26	-1.55	34.36	-0.10
Regional	26.18	0.42	9.28	21.68	7.96
International	64.61	-1.29	5.04	60.03	3.82
Total	54.30	-0.89	3.30	50.24	3.06
Overall Load Factor (RTK/ATK)
Domestic	71.78	0.06	1.07	70.61	2.59
Regional	63.23	2.85	0.56	59.98	2.28
International	71.73	0.04	2.26	69.58	2.44
Total	71.66	0.08	1.56	70.07	2.56

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 May 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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